Exhibit 99

Explanatory Note Regarding Reporting Person’s Variable Prepaid Forward Arrangement

On October 12, 2026, the Reporting Person entered into the Contract, through the Aurora Trust for which the Reporting Person serves as trustee and beneficiary, with respect to up to 500,000 shares of Issuer’s common stock (“Common Stock”). Under the Contract, the Reporting Person received an upfront cash payment in exchange for agreeing to deliver up to the Maximum Number of Shares or an equivalent amount of cash to the dealer under the Contract at a future maturity date, with the number of shares of Common Stock to be delivered varying, within a collared floor and cap, based on the common stock price at the time of settlement. The Maximum Number of Shares under the Contract were pledged to the dealer under the Contract, and the Reporting Person retains beneficial ownership and voting rights for those shares of Common Stock unless and until physical settlement of the Contract or there is an event of default or termination event under the Contract.

The Reporting Person maintains significant holdings of the Issuer’s common stock. As of the date of the Contract, the Reporting Person held 1,101,946 outstanding shares of Common Stock and deferred receipt of a total of 2,958,459 shares of Common Stock upon vesting of the Reporting Person’s equity awards under the Issuer’s deferred compensation plan (the “DCP”). Taking into consideration those shares of Common Stock and the number of shares of Common Stock that the Reporting Person has the right to acquire within the next sixty days, the Pledged Shares are estimated to comprise less than 10% of the Reporting Person’s total shares of Common Stock beneficially held and/or deferred under the DCP.

While the Reporting Person’s deferred shares are illiquid until the expected distributions in 2028 and 2036, the Reporting Person continues to have tax obligations payable in cash upon the vesting and deferral of such deferred shares for the Reporting Person’s portion of the U.S. Federal Insurance Contribution Act tax. Based on estimates as of October 12, 2026, Mr. Arora’s total equity-related tax obligations over the next three years, including in connection with the settlement of the Contract, are expected to be more than $100 million. The Contract provides liquidity to the Reporting Person, in part, to fund these cash tax obligations without requiring the Reporting Person to sell shares of Common Stock into the market. The Contract is not an outright sale of Issuer shares of Common Stock and preserves the Reporting Person’s alignment with the Issuer’s long-term performance.

The Issuer’s Governance and Nominating Committee of the Board of Directors (the “Committee”) reviewed the details of the Contract, considered the advice of outside counsel, and approved the Reporting Person’s entry into the Contract after consultation with the Issuer’s General Counsel. The Committee evaluated multiple factors, including the number of the Pledged Shares relative to the Reporting Person’s overall equity position and that the Contract allows targeted liquidity while obviating an open market block sale, the latter of which could be interpreted negatively by the equity markets. Additionally, the Committee took note of the fact that the Reporting Person recently elected to postpone a distribution from the Issuer’s DCP of 1,479,229 shares from 2027 to 2036. Likewise, the Reporting Person confirmed to the Committee that the Reporting Person intends to elect to postpone a distribution from the DCP of a further 1,479,230 shares from 2028 to at least 2033. For the Committee, these extended deferral timeframes evidence Mr. Arora’s long-term commitment to the Issuer’s success.